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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Information to be Included in Statements Filed Pursuant to § 240.13d-1(b), (c)

and (d) and Amendments Thereto Filed Pursuant to § 240.13d-2

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Virtu Financial, Inc.

(Name of Issuer)

Class A Common Stock, par value US$0.00001 per share

(Title of Class of Securities)

928254101

(CUSIP Number)

December 31, 2015

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.	Names of Reporting Persons Temasek Holdings (Private) Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Republic of Singapore
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 12,317,682*
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 12,317,682*
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,317,682*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 35.9%**
12.	Type of Reporting Person (See instructions) HC

* See Item 4 of this Schedule.

**Based on 34,305,052 shares of Class A Common Stock, par value US$0.00001 per share (“Class A Shares”), reported by Virtu Financial, Inc. as outstanding as of November 13, 2015 in its Form 10-Q for the quarterly period ended September 30, 2015 filed with the Securities and Exchange Commission (“SEC”) on November 13, 2015.

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1.	Names of Reporting Persons Fullerton Fund Investments Pte Ltd
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Republic of Singapore
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 12,317,682*
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 12,317,682*
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,317,682*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 35.9%**
12.	Type of Reporting Person (See instructions) HC

* See Item 4 of this Schedule.

**Based on 34,305,052 Class A Shares reported by Virtu Financial, Inc. as outstanding as of November 13, 2015 in its Form 10-Q for the quarterly period ended September 30, 2015 filed with the SEC on November 13, 2015.

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1.	Names of Reporting Persons Havelock Fund Investments Pte Ltd
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Republic of Singapore
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 12,317,682*
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 12,317,682*
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,317,682*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 35.9%**
12.	Type of Reporting Person (See instructions) CO

* See Item 4 of this Schedule.

**Based on 34,305,052 Class A Shares reported by Virtu Financial, Inc. as outstanding as of November 13, 2015 in its Form 10-Q for the quarterly period ended September 30, 2015 filed with the SEC on November 13, 2015.

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Item 1.

(a)	Name of Issuer:

Virtu Financial, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

900 Third Avenue, 29th Floor

New York, New York 10022-0100

Item 2.

(a)	Name of Person Filing:

(1) Temasek Holdings (Private) Limited (“Temasek Holdings”)

(2) Fullerton Fund Investments Pte Ltd, a wholly-owned subsidiary of Temasek Holdings (“Fullerton”)

(3) Havelock Fund Investments Pte Ltd, a wholly-owned subsidiary of Fullerton (“Havelock”)

(b)	Address of the Principal Business Office or, if None, Residence:

(1) 60B Orchard Road, #06-18 Tower 2, The Atrium@Orchard, Singapore 238891

(2) 60B Orchard Road, #06-18 Tower 2, The Atrium@Orchard, Singapore 238891

(3) 60B Orchard Road, #06-18 Tower 2, The Atrium@Orchard, Singapore 238891

(c)	Citizenship:

(1) Republic of Singapore

(2) Republic of Singapore

(3) Republic of Singapore

(d)	Title of Class of Securities:

Class A Common Stock, par value US$0.00001 per share

(e)	CUSIP Number:

928254101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

As of December 31, 2015, Havelock directly owned 12,317,682 Class A Shares. Havelock is wholly-owned by Fullerton, which in turn is wholly-owned by Temasek Holdings. Accordingly, as of December 31, 2015, each of Temasek Holdings and Fullerton may be deemed to have beneficially owned the 12,317,682 Class A Shares owned directly by Havelock.

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(b)	Percent of class:

As of December 31, 2015, the Class A Shares that may be deemed to have been beneficially owned by Temasek Holdings and Fullerton, and directly and beneficially owned by Havelock, constituted approximately 35.9% of the Class A Shares outstanding.

This percentage calculation is based on 34,305,052 Class A Shares reported by Virtu Financial, Inc. as outstanding as of November 13, 2015 in its Form 10-Q for the quarterly period ended September 30, 2015 filed with the SEC on November 13, 2015.

(c)	Number of shares as to which the person has:

With respect to the shared power to vote, or to direct the vote, and to dispose, or to direct the disposition of, the Shares, please see Item 4(a) above regarding qualifications as to beneficial ownership.

(i) Sole power to vote or to direct the vote

0

(ii) Shared power to vote or to direct the vote

Temasek Holdings: 12,317,682

Fullerton: 12,317,682

Havelock: 12,317,682

(iii) Sole power to dispose or to direct the disposition of

0

(iv) Shared power to dispose or to direct the disposition of

Temasek Holdings: 12,317,682

Fullerton: 12,317,682

Havelock: 12,317,682

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

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Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

Not Applicable.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2016

TEMASEK HOLDINGS (PRIVATE) LIMITED

By:	/s/ Christina Choo
Name: Christina Choo
Title: Authorised Signatory

FULLERTON FUND INVESTMENTS PTE LTD

By:	/s/ Cheong Kok Tim
Name: Cheong Kok Tim
Title: Director

HAVELOCK FUND INVESTMENTS PTE LTD

By:	/s/ Oh Boon Hui, Stella
Name: Oh Boon Hui, Stella
Title: Director

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Exhibits Index

Exhibit A	Joint Filing Agreement, dated February 16, 2016, among Temasek Holdings (Private) Limited, Fullerton Fund Investments Pte Ltd and Havelock Fund Investments Pte Ltd

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Exhibit A

JOINT FILING AGREEMENT

We, the signatories of this Statement on Schedule 13G to which this Agreement is attached, hereby agree that such Statement is, and any amendments thereto filed by any of us will be, filed on behalf of each of us.

Dated: February 16, 2016

TEMASEK HOLDINGS (PRIVATE) LIMITED

By:	/s/ Christina Choo
Name: Christina Choo
Title: Authorised Signatory

FULLERTON FUND INVESTMENTS PTE LTD

By:	/s/ Cheong Kok Tim
Name: Cheong Kok Tim
Title: Director

HAVELOCK FUND INVESTMENTS PTE LTD

By:	/s/ Oh Boon Hui, Stella
Name: Oh Boon Hui, Stella
Title: Director